EXHIBIT 2.1

AMENDMENT NO. 1 TO THE
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ROCKET HOLDINGS LLC
ROCKET SUB, INC.
and
RESONATE INC.

This Amendment No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of December 23, 2002, by and among Rocket Holdings, LLC, a Delaware limited liability company (“Parent”), Rocket Sub, Inc., a Delaware corporation (“Sub”), and Resonate Inc., a Delaware corporation (“Company”), (the “Merger Agreement”) is made and entered into as of the 14th day of January, 2003, by and among Parent, Sub and the Company. Parent, Sub and the Company may be referred hereinafter collectively as the “Parties.”

RECITALS:

WHEREAS, the Parties entered into the Merger Agreement as of December 23, 2002.

WHEREAS, the Parties deem it to be in their best interest to amend the Merger Agreement as hereinafter provided.

NOW, THEREFORE, the Parties hereto agree to amend the Merger Agreement as follows:

AGREEMENT:

1.    Unless otherwise defined herein, capitalized terms used herein have the meanings ascribed to them in the Merger Agreement.

2.    Section 2.10(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(a)    Each Share issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued upon exercise of Options and other convertible securities of the Company, but excluding any Dissenting Shares and Shares to be cancelled pursuant to Section 2.10(b)), shall be converted automatically into the right to receive an amount in cash equal to $1.83 (the “Per Share Amount”), without interest, payable to the holder thereof, less any required withholding taxes, upon surrender of the certificate formerly representing such Share in accordance with this Article 2.

3.    The fourth sentence in Section 4.5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

The Financial Advisor has provided to Parent a spreadsheet dated January 14, 2003 setting forth the total number of shares of Company Common Stock issuable pursuant to Cashed-Out Company Options and the aggregate exercise price for all of such Cashed-Out Company Options (assuming an Effective Time on April 30, 2003 and based on Company Options outstanding as of January 14, 2003).

4.    The definition of Superior Proposal set forth in Section 5.4(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(d)    “Superior Proposal” means an unsolicited Acquisition Proposal (i) to acquire at least 50% of the equity securities of the Company entitled to vote generally in the election of directors to the Company Board or all or substantially all of the assets of the Company, (ii) that the Special Committee determines in its good faith judgment (after consultation with the Financial Advisor and its legal and other advisors) to be more favorable to the Company Stockholders (other than Parent and its Affiliates) from a financial perspective than the Merger, (iii) that the Special Committee determines in its good faith judgment (after consultation with the Financial Advisor and its legal and other advisors) is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal) and (iv) that the Special Committee determines in its good faith judgment (after consultation with the Financial Advisor and its legal and other advisors) offers the Company’s Stockholders at least three cents ($0.03) of value more than the Per Share Amount set forth in this Agreement.

5.    Section 6.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(d)    Cash.    The Company shall have cash, cash equivalents and short-term investments (determined, in the case of cash-equivalents and short-term investments, in accordance with GAAP) in an aggregate amount equal to or greater than $57.5 million as of the Closing, net of accrued but unpaid Company Expenses and Parent Expenses.

6.    Section 7.1(b)(ii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b)(ii)    the Merger has not been consummated on or before April 30, 2003 (the “Termination Date”).

7.    Reference to and Effect on the Merger Agreement.

(a)    Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Merger Agreement as amended hereby.

(b)    Except as specifically amended or modified herein, all terms and provisions contained in the Merger Agreement shall remain in full force and effect.

8.    Counterparts.    This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

RESONATE INC.

By:	/s/ ROBERT GREENE

Name:	Robert Greene

Title:	Member of Special Committee
of the Board of Directors

ROCKET HOLDINGS, LLC

By:	/s/ PETER R. WATKINS

Name:	Peter R. Watkins

Title:	President, CEO

ROCKET SUB, INC.

By:	/s/ RICHARD HORNSTEIN

Name:	Richard Hornstein

Title:	President, CEO & Treasurer

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